Via Facsimile and U.S. Mail
Mail Stop 6010

February 12, 2007

Mr. Henri de Castries
Chief Executive Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: AXA
Form 20-F for Fiscal Year Ended December 31, 2005
Filed on June 29, 2006
File No. 001-14410

Dear Mr. Castries:

   We have reviewed your December 21, 2006 response to our November 21, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Item 4: Information on the Company

Loss Reserve Development: Property and Casualty and International Insurance (excluding AXA Re), page 55, and Loss Reserve Development: AXA Re, page 57

   1. Refer to your response to comment two. We do not believe that your current presentation complies with Industry Guide 6 because the financial information in the table does not appear to be based on financial information that complies with

generally accepted accounting principles consistent with how your financial statements are prepared. Please refer to the first sentence of Item 2.B. of Industry Guide 6. In this regard, it appears that the way you have treated acquisitions and dispositions as well as the effect of foreign currency exchange in the table is not consistent with your financial statement presentation. Please provide us a revised table that complies with Industry Guide 6. To the extent that the effects of acquisitions, dispositions and foreign currency exchange on your reserves are necessary to understand the table required by Item 2.B. (2) of Industry Guide 6, please provide the effect by way of separate tables or narrative disclosures.

Item 5: Operating and Financial Review and Prospects

Liabilities arising from insurance and investment contracts, page 80
Property and Casualty Claims Reserves, page 80

2. Refer to your response to comment three.   It is unclear from your proposed disclosures whether management has recorded to the "best estimate" as calculated by the actuaries or whether adjustments to the actuarial best estimates were recorded. Please revise your proposed disclosures to specify, if true, that the best estimates calculated by the actuaries have not been adjusted.

3. It is unclear from your proposed disclosures whether the key assumptions used to establish the reserves have remained unchanged during the periods discussed. Please clarify.

4. Please revise your proposed disclosure of the variability of your most recent reserve estimate to reasonably likely changes in the key assumptions identified to provide this analysis on a line of business basis, similar to the discussion of the methods used to calculate the reserves and structured similarly with the tabular disclosure provided in your response letter dated October 31, 2006 in response to comment 8. A tabular format is preferred. The sensitivity analysis should match the discussion of the key assumptions affecting the loss reserve estimates for all major lines of business discussed as these key assumptions should be the factors likely to drive the sensitivity of the reserve estimates. Explain why management believes the scenarios quantified are reasonably likely.

Consolidated Financial Statements

Consolidated Statement of Income, page F-5

5. Please explain to us how presenting net operating results excluding goodwill impairment complies with IFRS. Include a discussion of how this presentation complies with the guidance provided in IAS 1.

Consolidated Statement of Cash-Flows, page F-6

6. Please explain to us why you begin your cash flow statements with "Income from operating activities, gross of tax expenses" as opposed to net operating results or net operating results gross of tax expenses. In your response, please explain how the presentation you chose is relevant to investors and how it presents fairly your cash flows to investors. Please reference the authoritative literature you relied upon to support your presentation.

Notes to the Consolidated Financial Statements, page F-12

1.16. Revenue Recognition, page F-28

7. It is unclear from your disclosure whether the deposit component has been unbundled from the insurance component for certain contracts in accordance with paragraphs 10-12 of IFRS 4. Please clarify. Please provide us revisions to your disclosures in disclosure-type format.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant
 Chief Accountant